APTOSE BIOSCIENCES

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special Meeting to be held on June 10, 2015

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 am, Toronto Time, on June 8, 2015.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on "eDelivery Signup".

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

015C8A

Appointment of Proxyholder

I/We, being holder(s) of Aptose Biosciences Inc. hereby appoint: William G. Rice or, failing this person, Gregory K. Chow

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of Aptose Biosciences Inc. (the "Corporation") to be held at the offices of McCarthy Tétrault LLP, Toronto Dominion Bank Tower, 66 Wellington Street West, Suite 5300, Toronto, ON, on June 10, 2015 at 10:00 am, Toronto Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Withhold
1. Appointment of Auditor Appointment of KPMG, LLP as auditor of the Corporation and authorizing the directors to fix its remuneration.	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Dr. Denis Burger	☐	☐	02. Dr. Erich Platzer	☐	☐	03. Dr. William G. Rice	☐	☐
04. Dr. Bradley Thompson	☐	☐	05. Dr. Mark D. Vincent	☐	☐	06. Warren Whitehead	☐	☐

	For	Against
3. Approval of Unallocated Stock Options To consider, and if deemed advisable, pass a resolution for the approval of all unallocated options under the share option plan of the Corporation and the ability of the Corporation to continue granting options under the share option plan of the Corporation until June 10, 2018.	☐	☐
4. Ratification and Confirmation of Certain Option Grants To consider, and if deemed advisable, pass a resolution for the ratification and confirmation of certain grants of options under the share option plan of the Corporation between November 29, 2014 and May 5, 2015.	☐	☐
5. Amendments to the Share Option Plan To consider, and if deemed advisable, pass a resolution for the approval of amendments to the Corporation's share option plan.	☐	☐
6. Adoption of Stock Incentive Plan To consider, and if deemed advisable, pass a resolution for the adoption of the Corporation's stock incentive plan.	☐	☐
7. Amendments to By-Law To consider, and if deemed advisable, pass a resolution for the approval of amendments to the Corporation's By-Law to increase the quorum for a meeting of shareholders of the Corporation and to eliminate the casting vote previously granted to the chair of a meeting of the board of directors.	☐	☐
8. Adoption of Advance Notice By-Law To consider, and if deemed advisable, pass a resolution for the approval of an advance notice by-law of the Corporation relating to the advance notice of director nominations.	☐	☐
9. Amendment of Articles To consider, and if deemed advisable, pass a special resolution for the approval of an amendment to the Articles of the Corporation to expand the places where meetings of the Shareholders of the Corporation may be held to include various cities in the United States.	☐	☐

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Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

LORQ 053261 AR2

015C9B